FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

February 9, 2012

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge  CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F       X       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No          X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated February 9, 2012 – Directors’/PDMRs’ shareholdings

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 9, 2012

ARM HOLDINGS PLC

By:	/s/ Tim Score
	Name:	Tim Score
	Title:	Chief Financial Officer

Item 1

Directors’/PDMRs’ shareholdings

ARM Holdings plc (the “Company”) announces that, following the significant out- performance of ARM against an international peer group over the last 3 years, the  relevant performance conditions under the Long Term Incentive Plan (“LTIP”) were satisfied in full, giving rise to the vesting of 200% (plus dividend shares) of the conditional awards made in 2009.  Details of the number of shares vesting and of shares sold automatically in order to satisfy tax liabilities are listed below.

In addition shares representing 50% of annual bonus earned in respect of the financial year ended 31 December 2008 and awarded in February 2009 have been released under the Deferred Annual Bonus Plan (“DAB”).  Under the DAB, 50% of bonus earned is paid in cash and 50% is compulsorily deferred into shares which vest 3 years after the award date. The relevant performance conditions were fully satisfied and matching shares have been triggered in the ratio of 2:1 in respect of these shares.

The LTIP vesting and DAB release took effect on 8 February 2012.

Name	Total number of shares vested under the 2009 LTIP	Total number of shares vested under the 2008 DAB	Number of shares sold* to satisfy tax liabilities under the LTIP	Number of shares sold* to satisfy tax liabilities under the DAB	Total net shares received	Total resultant share- holding
Warren East	859,428	434,875	446,903	226,135	621,265	1,836,956
Tim Score	745,528	386,516	387,675	200,989	543,380	849,153
Tudor Brown	442,658	261,314	230,183	135,884	337,905	895,814
Mike Inglis	517,729	268,414	269,220	139,576	377,347	491,651
Mike Muller	507,373	256,731	263,834	133,501	366,769	1,538,894
Simon Segars	517,729	268,414	269,220	139,576	377,347	655,160
Bill Parsons	372,764	193,256	193,838	100,494	271,688	276,998
Graham Budd	383,119	193,860	199,222	100,808	276,949	540,577
Patricia Alsop	352,055	178,141	183,069	92,634	254,493	358,253
Philip David	341,701	172,900	177,685	89,908	247,008	249,511
Lance Howarth	269,219	162,849	139,994	84,682	207,392	207,651
John Cornish	289,928	102,043	150,763	53,063	188,145	202,556
Ian Drew	341,701	99,101	177,685	51,533	211,584	232,051
Antonio Viana	498,883	296,965	232,879	138,624	424,345	424,345
Tom Lantzsch	263,046	88,122	122,790	41,136	187,242	222,589

*The price at which the tax shares are sold will be confirmed separately.

2012 LTIP and 2011 Deferred Annual Bonus (“DAB”) Awards

Also with effect from 8 February 2012 annual conditional awards were made under the LTIP and deferred shares were awarded under the DAB in relation to performance during the financial year ended 31 December 2011 to directors and PDMRs as follows:

Name	Number of shares conditionally awarded under the LTIP	Total number of conditional awards now held under the LTIP	Number of deferred shares awarded under the DAB	Total number of deferred shares now held under the DAB
Warren East	86,267	373,764	62,720	191,729
Tim Score	70,422	313,593	50,572	162,789
Tudor Brown	0	142,348	29,049	94,775
Mike Inglis	49,295	220,314	35,651	113,465
Simon Segars	49,295	219,011	35,387	112,784
Mike Muller	48,415	216,177	34,991	111,270
Graham Budd	41,373	174,940	29,049	87,883
Bill Parsons	35,211	156,960	25,418	81,219
Patricia Alsop	33,450	148,602	24,031	76,760
Philip David	33,450	148,602	24,031	75,454
Lance Howarth	28,169	124,268	20,466	61,932
John Cornish	29,049	128,406	21,126	65,151
Antonio Viana	41,926	182,588	30,162	95,015
Ian Drew	33,890	149,533	24,427	76,131
Tom Lantzsch	35,682	159,467	26,338	63,150

The mid market closing price on 7 February 2012, being the business day prior to the date of these awards, was 568 pence per share.

Under the DAB, the deferred shares and any matching shares earned (which would be subject to achievement of an EPS performance condition) will normally be released 3 years from the date of award.  Under the LTIP, the vesting of shares conditionally awarded is subject to achievement of a TSR performance condition and they will normally vest 3 years from the date of award.

ENDS